Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-11 (Form S-11 No. 333-000000) filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated March 29, 2018, except for the effects of the retrospective adoption of the Accounting Standards Updates and reclassification discussed in Note 2, as to which the date is September 11, 2018, with respect to the consolidated financial statements and schedule of Americold Realty Trust included on Form 8-K dated September 11, 2018, and related Prospectus of Americold Realty Trust for the registration of its common shares.

/s/ Ernst & Young LLP

Atlanta, GA

September 13, 2018